EXHIBIT 14

CODE OF

BUSINESS CONDUCT

[GRAPHIC]

ON SEMICONDUCTOR CORPORATION

ON Semiconductor Code of Business Conduct	August 5, 2003

Our Key Beliefs

The way we will always act

Uncompromising Integrity

Constant Respect for People

ON Semiconductor Code of Business Conduct	August 5, 2003

ON SEMICONDUCTOR

DIRECTOR AND EMPLOYEE ACKNOWLEDGMENT FORM

CODE OF BUSINESS CONDUCT

I have read and understand the Code of Business Conduct. I agree to comply with its terms and the terms of any revisions made to it.

I understand that the failure to sign this Acknowledgment Form or to comply with terms of the Code of Business Conduct could result in disciplinary action, up to and including dismissal. I also understand that I will be expected to read and acknowledge my compliance with the Code of Business Conduct at least every 2 years.

DIRECTOR’S OR EMPLOYEE’S NAME (printed):

DIRECTOR’S OR EMPLOYEE’S SIGNATURE:

COMMERCE ID:

DATE:

ON Semiconductor Code of Business Conduct	August 5, 2003

TABLE OF CONTENTS

Introduction	1
Key Beliefs	1
Purpose of the Code of Business Conduct	1
Responsibility and Accountability	1
Additional Responsibilities of Managers	1
Interpretations	2
Waivers of the Code of Business Conduct	2
Audits; Investigations; Disciplinary Action	2
Directors and Employees of ON Semiconductor	3
Constant Respect	3
Harassment	3
Safety and Health	3
Retaliation	3
Customers and Consumers	4
Product Quality and Safety	4
Sales and Marketing	4
Customer Information	4
Government Customers	4
Business Partners	5
Doing Business with Others	5
Agents and Consultants	5
Subcontractors	5
Joint Ventures and Alliances	5
Purchasing Practices	5
Business Partner Information	5
Shareholders	6
Protecting ON Semiconductor Assets	6
Confidential Proprietary Information	6
Inside Information and Securities Trading	6
Accuracy of Company Records	6
Recording and Retaining Business Communications	6
Competitors	7
Competitive Information	7
Fair Competition and Antitrust	7
Communities	8
Community Service	8
Personal Community Activities	8
Environment	8
Communicating with External Audiences	8
Governments	9
Compliance with the Law	9
ON Semiconductor Political Activities	9
Anti-Corruption Laws	9
Crossing National Borders	9
Conflict of Interests	10
General Guidance	10
Outside Employment	10
Board Memberships	10
Family Members and Close Personal Relationships	10
Loans to Directors and Employees	10
Investments	10
Gifts	11
Gifts to Directors and Employees of ON Semiconductor	11
Gifts Given by ON Semiconductor	11

ON Semiconductor Code of Business Conduct	August 5, 2003

Entertainment	11
Entertainment of Directors and Employees of ON Semiconductor	11
Entertainment by ON Semiconductor	11
Travel	12
Acceptance of Travel Expenses	12
Providing Travel	12
Financial Code of Ethics	13
Providing Financial Information	13
Special Responsibility	13
Violations of the Financial Code of Ethics and Reporting of Violations	13
How to Get Help	14
Key Beliefs	14
Compliance Officer	14
Reporting Concerns	14

ON Semiconductor Code of Business Conduct	August 5, 2003

INTRODUCTION

Times will change. Our products will change. Our people will change. Our customers will change. What will not change is our commitment to our key beliefs.

Key Beliefs

Key beliefs define who we are - as individuals and as a company. Our key beliefs have defined us for many years to each other, to our customers, our shareholders, our suppliers, our competitors and our communities.

Uncompromising integrity means staying true to what we believe. We adhere to honesty, fairness and “doing the right thing” without compromise, even when circumstances make it difficult.

Constant respect for people means we treat others with dignity, as we would like to be treated ourselves. Constant respect applies to every individual we interact with around the world.

Each of us is expected to demonstrate these key beliefs in our roles as directors and employees of ON Semiconductor Corporation and its subsidiaries. (For purposes of this Code of Business Conduct (“Code”), we are considering a subsidiary to be any corporation or other entity of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by ON Semiconductor Corporation. Within this Code, ON Semiconductor Corporation and its subsidiaries are referred to as “ON Semiconductor” or the “Company”.)

Purpose of the Code of Business Conduct

This Code of Business Conduct is a guide to help directors and employees of ON Semiconductor adhere to ON Semiconductor’s high ethical standards—and their own. It summarizes many of the laws that ON Semiconductor and all directors and employees of ON Semiconductor are required to live by. The Code goes beyond the legal minimums, however, by describing the ethical values we share as directors and employees of ON Semiconductor.

This Code is neither a contract, nor a comprehensive manual that covers every situation that directors and employees of ON Semiconductor throughout the world might encounter. It is a guide that highlights key issues and identifies ON Semiconductor policies and resources to help you reach decisions that will make you and ON Semiconductor proud.

Responsibility and Accountability

As directors and employees of ON Semiconductor, each of us has the personal responsibility to make sure that, in discharging our duties and responsibilities as directors and employees of ON Semiconductor, we abide by this Code and applicable laws. Wherever we do business, the directors and employees of ON Semiconductor comply with all applicable laws, rules and regulations. The standards in this Code must be interpreted in light of the law and practices of the countries where we operate. If a conflict exists between the Code and local law, local law must prevail. If you have any questions or concerns about illegal or unethical acts at ON Semiconductor, check with management or the Law Department as described more fully at the end of this Code. Keep in mind that failure to abide by this Code and the law at ON Semiconductor will lead to disciplinary measures appropriate to the violation, up to and including dismissal.

Each director and employee of ON Semiconductor is expected to read the entire Code.

Additional Responsibilities of Managers

All employees who reasonably and in good faith suspect violations of the Code have a responsibility to report such suspected violations. However, employees with supervisory and review responsibilities have

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a higher duty to detect and deter violations of this Code. ON Semiconductor managers are expected to lead according to our standards of ethical conduct, in both words and actions. If you are a manager, you are responsible for promoting open and honest two-way communications. Managers must be positive activists and role models by showing respect and consideration for each of our associates. You also need to be diligent in looking for indications that unethical or illegal conduct has occurred and put into place and maintain effective monitoring, review and control procedures which will prevent or detect acts of wrongdoing.

Interpretations

The General Counsel is responsible for interpreting and applying the guidelines in this Code to specific situations in which questions may arise. Any questions relating to how these guidelines should be interpreted or applied should be addressed directly or though your supervisor to the General Counsel.

Waivers of the Code of Business Conduct

Any employee who believes that an exception to any of these guidelines is appropriate should contact his or her immediate supervisor. If the immediate supervisor agrees that an exception is appropriate, the supervisor should seek the approval of the Company’s General Counsel. All waivers to the principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or any other executive officers for ON Semiconductor Corporation, and all waivers granted to its directors, must be granted by the Board of Directors and will be disclosed by the filing of a Form 8-K with the Securities and Exchange Commission, or by utilizing another disclosure method in compliance with the laws and rules of the Securities and Exchange Commission and the National Association of Securities Dealers.

Audits: Investigations: Disciplinary Action

The General Counsel, as the Compliance Officer, will conduct periodic audits of compliance with this Code. Allegations of potential wrongdoing will be investigated by the Company and, upon the advice of the Law Department, will be reported to the Board of Directors or an appropriate committee.

Appropriate disciplinary penalties for violations of this Code may include counseling, reprimands, warnings, suspensions with or without pay, demotions, salary reductions, restitution and dismissals.

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DIRECTORS AND EMPLOYEES OF ON SEMICONDUCTOR

We respect the dignity of each and every individual director and employee of ON Semiconductor.

Constant Respect

We will treat each other with respect and fairness at all times, just as we wish to be treated ourselves. We will value the difference of diverse individuals from around the world. Employment decisions will be based on business reasons such as qualifications, talents and achievements, and in compliance with local and national employment laws.

Harassment

Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual. Examples include derogatory comments based on gender, racial or ethnic characteristics and unwelcome sexual advances. You are encouraged to speak out when a coworker’s conduct makes you or others uncomfortable, and to report harassment when it occurs.

Safety and Health

All directors and employees of ON Semiconductor are responsible for maintaining a safe workplace by following safety and health rules and practices. You are responsible for immediately reporting accidents, injuries, and unsafe equipment, practices or conditions to a supervisor or other designated person. ON Semiconductor is committed to keep its workplaces free from hazards.

In order to protect the safety of all directors and employees, each of us must report to work free from the influence of any substance that could prevent us from conducting work activities safely and effectively.

Threats or acts of violence or physical intimidation are prohibited.

Retaliation

Any person who takes any action in retaliation against any director or employee who has in good faith raised any question or concern about compliance with this Code will be subject to serious sanctions, which may include dismissal for cause. In addition, any person who takes any action in retaliation against any employee for reasonably and in good faith invoking their rights under labor or employment law will be subject to serious sanctions, which may include dismissal for cause. Making reports that are known to be false is also unacceptable.

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CUSTOMERS AND CONSUMERS

ON Semiconductor exists to satisfy its customers.

Product Quality and Safety

To maintain ON Semiconductor’s valuable reputation, compliance with our quality processes and safety requirements is essential. We damage our good name when we ship products or deliver services that fail to live up to ON Semiconductor standards.

Sales and Marketing

We will build long-term relationships with our customers by demonstrating honesty and integrity. All our marketing and advertising shall be accurate and truthful. Deliberately misleading messages, omission of important facts or making false claims about competitors’ offerings is never acceptable.

We will only obtain business legally and ethically. Bribes or kickbacks are never acceptable. Guidance concerning customer gifts, travel and entertainment is in the Conflict of Interest section of this Code.

Customer Information

Protect customer information that is sensitive, private or confidential just as carefully as our own. Only those who have a need to know should have access to confidential information.

Government Customers

We must take special care to comply with all legal and contractual obligations in dealing with governments. National and local governments all around the world have specific and varied procurement laws and regulations that have been established to protect the public interest. These laws generally prohibit or put strict limits on gifts, entertainment and travel offered to government officials. They also often apply to the hiring of current or recently retired officials and their families, and to any conduct that may be viewed as improperly influencing objective decision-making. Many other laws strictly govern accounting and billing practices applied to the fulfillment of government contracts and subcontracts.

These laws are applicable to ON Semiconductor and all our directors and employees worldwide. When ON Semiconductor is using suppliers or subcontractors to fulfill its commitments, we may also be responsible for communicating these unique governmental requirements to them. If you deal with government officials and contracts, you are responsible for knowing and complying with applicable laws and regulations.

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BUSINESS PARTNERS

Building quality relationships with other companies gives ON Semiconductor a competitive advantage.

Doing Business with Others

We will not purposely do business with others who are likely to harm ON Semiconductor’s reputation. For example, we will avoid doing business with others who intentionally and continually violate the law. These laws include, for example, local environmental, employment, safety and anti-corruption statutes. All arrangements with third parties must comply with ON Semiconductor policy and the law. We will not use a third party to perform any act prohibited by law or by this Code.

Agents and Consultants

Commission rates or fees paid to dealers, distributors, agents, finders or consultants must be reasonable in relation to the value of the product or work that is actually being done. We will not pay commissions or fees that we have reason to believe will become bribes.

Subcontractors

Subcontractors play a vital role in the fulfillment of many of our contracts. In some cases, the subcontractor is highly visible to our customers. It is therefore very important to ensure that our subcontractors preserve and strengthen ON Semiconductor’s reputation by acting consistently with our Code.

Joint Ventures and Alliances

ON Semiconductor will strive to ally with companies that share our commitment to ethics. We will also work to make the standards of our joint ventures compatible with our own.

Purchasing Practices

Purchasing decisions must be made based solely on the best interest of ON Semiconductor. Suppliers win ON Semiconductor business based on product or service suitability, price, delivery and quality. Purchasing agreements should be documented, and clearly identify the services or products to be provided, the basis for earning payment and the applicable rate or fee. The amount of payment must be commensurate with the services or products provided.

Business Partner Information

We will protect business partner information that is sensitive, privileged or confidential just as carefully as our own. Only those who have a need to know should have access to confidential information. In addition, we will take the steps necessary to ensure that our business partners protect the ON Semiconductor confidential information provided to them.

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SHAREHOLDERS

We will treat the investment of our shareholders as if it were our own.

Protecting ON Semiconductor Assets

We have a responsibility to protect the ON Semiconductor assets entrusted to us from loss, damage, misuse or theft. ON Semiconductor assets, such as funds, products or computers, may only be used for business purposes or other purposes approved by management. ON Semiconductor assets may never be used for illegal purposes of any kind.

Confidential Proprietary Information

Directors and employees have a duty to safeguard all confidential proprietary information by marking information accordingly, keeping it secure and limiting access to those who have a need-to-know in order to do their job. Confidential proprietary information includes any non-public information, including, but not limited to, technical, engineering, designs, specifications, processes, manufacturing, financial, sales, marketing, management, quality control, or other information related to the business operations of the Company It also includes information that suppliers and customers have entrusted to us on a confidential basis. The obligation to preserve confidential proprietary information continues even after employment ends.

Inside Information and Securities Trading

Directors and employees of ON Semiconductor are not allowed to trade in securities or any other kind of property based on knowledge that comes from their position with ON Semiconductor, if that information hasn’t been reported publicly. It is against the laws of many countries, including the U.S., to trade or to “tip” others who might make an investment decision based on inside information. For example, using non-public information to buy or sell the stock of an ON Semiconductor supplier or customer is prohibited. You are responsible for complying with the ON Semiconductor Insider Trading Policy.

Accuracy of Company Records

We require honest and accurate recording and reporting of information in order to make responsible business decisions. This includes business data such as quality, safety and personnel records, as well as all financial records.

All financial books, records and accounts must accurately reflect transactions and events, and conform both to required accounting principles and to ON Semiconductor’s system of internal controls. No false or artificial entries may be made. When a payment is made, it can only be used for the purpose spelled out on the supporting document.

Recording and Retaining Business Communications

All business records and communications should be clear, truthful and accurate. Business records and communications often become public through litigation, government investigations and the media. Avoid exaggeration, colorful language, guesswork, legal conclusions, derogatory remarks or characterizations of people and companies. This applies to communications of all kinds, including e-mail and “informal” notes or memos. Records should always be retained and destroyed in accordance with ON Semiconductor’s record retention policies. Destruction or alteration of documents to obstruct any pending or threatened investigation or proceeding or in contemplation of a proceeding is strictly prohibited.

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COMPETITORS

We compete aggressively and with integrity at the same time.

Competitive Information

We must never use any illegal or unethical methods to gather competitive information. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent or inducing such disclosures by past or present employees of other companies is prohibited.

If information is obtained by mistake that may constitute a trade secret or confidential information of another business, or if you have questions about the legality of information gathering, consult the Law Department.

Fair Competition and Antitrust

ON Semiconductor and all our directors and employees are required to comply with the antitrust and unfair competition laws of the many countries where we do business. These laws are complex and vary considerably from country to country. They generally concern:

•	Agreements with competitors that harm customers, including price fixing and allocations of customers or contracts;

•	Agreements that unduly limit a customer’s ability to sell a product, including establishing the resale price of a product or service or conditioning the sale of products on an agreement to buy other ON Semiconductor products and services; and

•	Attempts to monopolize, including pricing a product below cost in order to eliminate competition.

If you have any question whether your actions may violate competition laws, talk to the Law Department.

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COMMUNITIES

ON Semiconductor is a responsible citizen in all the communities where we do business.

Community Service

We serve society by providing life-enhancing products and services at a fair price and by actively supporting the communities where we operate. ON Semiconductor and directors and employees of ON Semiconductor throughout the world provide generous financial and voluntary support to thousands of worthwhile community programs.

Personal Community Activities

You are free to support community, charity and political organizations and causes of your choice, as long as you make it clear that your views and actions are not those of ON Semiconductor. You should ensure that your outside activities do not interfere with your job performance.

No director or employee of ON Semiconductor may pressure another director or employee to express a view that is contrary to a personal belief, or to contribute to or support political, religious or charitable causes.

Environment

We will respect the environment by complying with all applicable environmental laws in all countries in which we conduct operations. ON Semiconductor is committed to the protection of the environment by minimizing the environmental impact of our operations and operating our businesses in ways that will foster a sustainable use of the world’s natural resources. Directors and employees of ON Semiconductor need to support this commitment by complying with ON Semiconductor’s environmental policies and programs. Notify management if hazardous materials come into contact with the environment or are improperly handled or discarded.

Communicating with External Audiences

To ensure professional and consistent handling, requests from the media should be forwarded to the local communications group, the Company’s Public Relations Department or their successor groups or departments. Unfortunately, many well-intentioned interviewees have had their version of stories misinterpreted by reporters. Let the experts handle these communications.

Directors and employees of ON Semiconductor are expected to cooperate with reasonable requests for information from government agencies and regulators, and to consult with the Law Department before responding to any non-routine requests. All information provided must be truthful and accurate. We will not alter or destroy documents or records in response to an investigation or other lawful request.

Requests from financial analysts and shareholders should be forwarded to Investor Relations in the ON Semiconductor Finance Department.

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GOVERNMENTS

As a responsible citizen, it is our obligation to obey the law.

Compliance with the Law

Directors and employees of ON Semiconductor around the world are required to comply with all applicable laws and regulations wherever we do business. Perceived pressures from supervisors or demands due to business conditions are not excuses for violating the law. If you have any questions or concerns about the legality of an action, you are responsible for checking with your supervisor or the Law Department as described more fully at the end of this Code.

ON Semiconductor Political Activities

No director or employee of ON Semiconductor may, except with approval from the Law Department, make any political contribution for ON Semiconductor or use ON Semiconductor’s name, funds, property, equipment or services for the support of political parties, initiatives, committees or candidates. This includes any contribution of value. Additionally, lobbying activities or government contacts on behalf of ON Semiconductor, other than sales activities, should be coordinated with the Law Department.

Anti-Corruption Laws

ON Semiconductor will comply with the anti-corruption laws of the countries in which it does business, including the US Foreign Corrupt Practices Act (FCPA) which applies to its global business. Directors and employees of ON Semiconductor will not directly or indirectly offer or make a corrupt payment to government officials, including employees of state-owned enterprises. These requirements apply to ON Semiconductor employees, directors and agents, such as Third Party Sales Representatives, no matter where they are doing business. If you are authorized to engage agents, make sure that they are reputable and require them to agree in writing to ON Semiconductor’s standards in this area.

Crossing National Borders

When importing or exporting products, services, information or technology, ON Semiconductor will comply with applicable US and other national laws, regulations and restrictions. In addition, if you travel internationally on Company business you are also subject to laws governing what you import and export. Directors and employees of ON Semiconductor are responsible for knowing the laws that pertain to them, and for checking with their import/export compliance manager when in doubt.

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CONFLICT OF INTERESTS

We will make business decisions based on the best interests of ON Semiconductor.

General Guidance

Business decisions and actions must be based on the best interests of ON Semiconductor and must not be motivated by personal considerations or relationships. Relationships with prospective or existing suppliers, contractors, customers, competitors or regulators must not affect our independent and sound judgment on behalf of ON Semiconductor. General guidelines to help directors and employees of ON Semiconductor better understand several of the most common examples of situations that may cause a conflict of interest are listed below. However, you are required to disclose to management any situation that may be, or appear to be, a conflict of interest. When in doubt, it is best to disclose.

Outside Employment

Directors and employees of ON Semiconductor may not work for or receive payments for services from any competitor, customer, distributor or supplier of ON Semiconductor without approval of the Law Department or the Board of Directors, as appropriate. Even where approval is granted, directors and employees must take appropriate steps to separate Company and non-Company activities. In the case of employees, any outside activity must be strictly separated from ON Semiconductor employment and should not harm your job performance for ON Semiconductor.

Board Memberships

Employees serving on the Board of Directors or a similar body for an outside company or government agency must obtain the advance approval of the Law Department or the Board of Directors, as appropriate. Helping the community by serving on boards of non-profit or community organizations is encouraged and does not require prior approval.

Family Members and Close Personal Relationships

You may not use personal influence to get ON Semiconductor to do business with a company in which you, your family member or your friend has an interest. Employees who have relatives or friends that work for competitors should bring this fact to the attention of their immediate supervisor and discuss any difficulties that might arise and take appropriate steps to minimize any potential conflict of interest.

Loans to Directors and Employees

Loans to and guarantees of the obligations of directors or employees incurred for personal reasons may also present a conflict of interest. Most loans to the Company’s directors and executive officers are prohibited by law. It is ON Semiconductor’s policy that loans will generally not be made to directors or executive officers.

Investments

Directors and employees must not make any personal investment if the investment might affect or appear to affect your ability to make unbiased business decisions for the Company. You must not allow your existing investments to affect or appear to affect your unbiased business decisions for the Company. This could happen in many ways, but it is most likely to create the appearance of a conflict of interest if you have an investment in a competitor, supplier, customer, or distributor and your decisions may have a business impact on this outside party. If there is any doubt about how an investment might be perceived, it should be disclosed to management or the Law Department.

You are also prohibited from directly or indirectly buying, or otherwise acquiring rights to any property or materials, when you know that ON Semiconductor may be interested in pursuing such an opportunity and the information is not public.

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Gifts

Gifts are not always physical objects—they might also be services, favors or other items of value.

Gifts to Directors and Employees of ON Semiconductor

Directors and employees of ON Semiconductor should not accept gifts that are excessive in value in connection with their positions with the Company. Acceptance of any gift that has a material value should be discussed in advance with your supervisor or the Law Department. No director or employee may accept bribes, kickbacks or payoffs. We will not accept anything that might make it appear that our independent judgment would be compromised or that might embarrass ON Semiconductor if publicly disclosed.

In some rare situations, it would be impractical or harmful to refuse or return a gift. When this happens, discuss the situation with your supervisor or the Law Department.

Gifts Given by ON Semiconductor

Some business situations call for giving gifts. ON Semiconductor’s gifts must be legal, reasonable and approved in advance by your supervisor. Directors and employees of ON Semiconductor never pay bribes.

We understand that gift-giving practices vary among cultures. Our local gift policies and guidelines address this. Find out if you have one for your region.

We will not provide any gift if it is prohibited by law or the policy of the recipient’s government or organization. For example, the employees of many government entities around the world are prohibited from accepting gifts. Get approval from your supervisor or the Law Department in each instance.

Entertainment

We consider “entertainment” to include a representative of both parties at the event.

Entertainment of Directors and Employees of ON Semiconductor

Directors and employees of ON Semiconductor don’t accept entertainment that is excessive in value. In most cases we can accept entertainment that is reasonable in the context of the business, such as accompanying a business associate to a cultural or sporting event or to a business meal. Acceptance of any offer of entertainment that has a material value should be discussed in advance with your supervisor or the Law Department. We will not accept anything that might make it appear that our independent judgment would be compromised or that might embarrass ON Semiconductor if publicly disclosed.

If accepting the entertainment might appear to influence your independent judgment on behalf of ON Semiconductor or may otherwise seem inappropriate, turn down the offer, pay the true value of the entertainment yourself or discuss the situation with your supervisor or the Law Department. In some rare situations, it would be impractical or harmful to refuse to attend offered entertainment. When this happens, discuss the situation with your supervisor or the Law Department.

Entertainment by ON Semiconductor

We may provide entertainment that is reasonable in the context of the business. If you have a concern about whether providing entertainment is appropriate, discuss it with your supervisor or the Law Department in advance.

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We understand that entertainment practices vary among cultures. Our local entertainment policies and guidelines address this. Find out if you have one for your region.

We will not provide entertainment if it is prohibited by law or the policy of the recipient’s government or organization. For example, the employees of many government entities around the world are prohibited from accepting a gift of entertainment. Get prior approval from your supervisor or the Law Department in each instance.

Travel

Acceptance of Travel Expenses

Employees of ON Semiconductor may accept transportation and lodging provided by an ON Semiconductor supplier or other third party, if the trip is for business and is approved in advance by the employee’s supervisor. All travel accepted must be accurately recorded in the employee’s or director’s travel expense records.

Providing Travel

Unless prohibited by law or the policy of the recipient’s organization, ON Semiconductor may pay the transportation and lodging expenses incurred by customers, agents or suppliers in connection with a visit to an ON Semiconductor facility or product installation. The visit must be for a business purpose, for example, on-site examination of equipment, contract negotiations, or training.

All travel by government officials that is sponsored or paid for by ON Semiconductor must be approved in advance by the Law Department and either a Senior Vice President or the Chief Executive Officer of ON Semiconductor Corporation.

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FINANCIAL CODE OF ETHICS

As s a public company, it is our obligation to make sure that our public reports are accurate, complete, fair and understandable.

Providing Financial Information

Directors and employees of ON Semiconductor may be called upon to provide information to be used in our public reports. We expect all our personnel to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to our public disclosure requirements.

Special Responsibility

The Finance Department, certain Company officers and the directors of ON Semiconductor bear a special responsibility for promoting integrity within the Company and ensuring the accuracy and completeness of the public disclosures provided by ON Semiconductor. Because of this special role, each member of the Board of Directors, the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and each member of the Finance Department, of ON Semiconductor Corporation and each of its subsidiaries, is bound by the following Financial Code of Ethics, and by accepting the Code of Business Conduct, each agrees that he or she will:

•	Act with honesty and integrity, avoiding actual or apparent conflicts of interest involving personal and professional relationships;

•	Provide information that is accurate, complete, objective, relevant, timely and understandable;

•	Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies;

•	Act in good faith, responsibly, with due care and competence, and without misrepresenting material facts or allowing one’s independent judgment to be subordinated;

•	Respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose such information, and not use confidential information acquired in the course of one’s work for personal advantage;

•	Share knowledge and maintain skills important and relevant to the Company’s business;

•	Promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and the community;

•	Achieve responsible use of and control over all assets and resources of the Company entrusted to him or her;

•	Promptly report any conduct that the individual believes to be a violation of law or business ethics or of any provision of this Financial Code of Ethics, including any transaction or relationship that reasonably could be expected to give rise to such a conflict to one or more of the persons listed above.

Violations of the Financial Code of Ethics and Reporting of Violations

Violations of this Financial Code of Ethics, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may result in personnel action, including dismissal. If you believe that a violation of the Financial Code of Ethics has occurred, contact the Company’s General Counsel or, if you prefer to do so on an anonymous basis, by calling the Ethics Hotline at 1-800-952-3792.

•	It is against Company policy to retaliate against any director or employee for reasonable and good faith reporting of violations of the Financial Code of Ethics.

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How to Get Help

Employees who have questions about the ON Semiconductor Code of Business Conduct, should first consult their supervisor or manager. Employees who are uncomfortable with discussing the issue with a supervisor or manager should consult with another member of management, Corporate Audit, Human Resources, or the Law Department. Directors should consult the Board of Directors, its Chairman or the Law Department regarding questions about the Code.

Our Open Door Policy allows you the freedom to approach any level of management with your concerns. The Company has also established a hotline that can be accessed by telephone. Directors or employees who use the hotline are guaranteed confidential treatment. All director and employee communications made in good faith will be treated promptly and professionally and without risk of retribution whatsoever.

Key Beliefs

It would be wonderful if the right thing to do were always perfectly clear. In the real world of business, however, things are not always obvious. If ever in a situation where the “right thing” is unclear or doing the right thing is difficult, remember our key beliefs.

Does my action reflect ON Semiconductor’s key beliefs

of integrity and respect?

To ON Semiconductor directors and employees? To customers?

To business partners, competitors and shareholders?

To the government? To the public?

If you wouldn’t want your action

to appear in the media,

it’s probably not the right thing to do.

Compliance Officer

The General Counsel of the Company has been appointed the Compliance Officer for the Code of Business Conduct.

Reporting Concerns

Employees are encouraged and should report to the Company any situation in which they reasonably and in good faith believe another employee or consultant of the Company or any of its subsidiaries may not be adhering to the guidelines set forth in this Code or any other situation in which they reasonably and in good faith believe the guidelines are not being observed. Make this report to either the Law Department or, if you prefer to do so on an anonymous basis, by calling the Ethics Hotline. If a supervisor receives such a report, he or she should immediately notify the Law Department.

Ethics Hotline: 1-800-952-3792

Law Department: 1-602-244-3839*

*	Use this telephone number, if you are located outside the United States and the 1-800 Ethics Hotline is not operational in your Country.

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